UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024 (Report No. 8)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Debt Conversion

During the month of October 2024, the NLS Pharmaceutics Ltd., or the Company or the Registrant, entered into Debt Forgiveness Agreements with certain lenders, or the Lenders, pursuant to which the Company issued an aggregate of 493,986 common shares, par value CHF 0.80 per share, or the Common Shares, of the Company, at a conversion price of $5.65 (rounded) per share, in full satisfaction of an aggregate amount of CHF 2,089,944.95 and $492,006.94 in loans and advances previously provided to the Company by the Lenders, or collectively, the Loans.

The shares of Common Stock issued pursuant to the Debt Forgiveness Agreements were not registered under the Securities Act of 1933, as amended, or the Securities Act, or any state securities laws and were issued pursuant to Section 4(a)(2) of the Securities Act.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Debt Forgiveness Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Debt Forgiveness Agreement filed as Exhibit 10.1 hereto and incorporated herein by reference.

Amended and Restated Articles of Association

The Registrant has filed Amended and Restated Articles of Association, with the commercial registry of the Canton of Zurich, Switzerland, reflecting the increase of the new share capital, effective as of October 10, 2024, by CHF 1,685,512 through the issuance of 1,300,438 registered shares (common shares) and 806,452 registered shares (preferred shares), which are fully paid-in, with a nominal value of CHF 0.80 each, and thus increasing its total outstanding share capital to CHF 2,623,112 which is divided into 2,472,438 registered shares (common shares) with a nominal value of CHF 0.80 each and 806,452 registered shares (preferred shares) with a nominal value of CHF 0.80 each.

The foregoing description of the Amended and Restated Articles of Association is qualified in its entirety by reference to the Amended and Restated Articles of Association filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

Press Release

On October 21, 2024, the Registrant, issued a press release titled: “NLS Pharmaceutics Secures Key Patent in Japan for Mazindol ER in the Treatment of Heroin Dependence.” A copy of this press release is furnished herewith as Exhibit 99.2.

Principal Financial Officer Update

Following the termination of service of the Registrant’s Chief Financial Officer, Elena Thyen, effective as of October 17, 2024, Nicole Fernandez-McGovern assumed the duties of the Company’s principal financial officer and principal accounting officer on a full time basis and was appointed to serve as the Registrant’s Chief Financial Officer and Chief Operating Officer.

Nicole Fernandez-McGovern, age 51, is an accomplished financial executive with over 25 years of experience blending entrepreneurial thinking with Fortune 500 best practices in finance and operations. Ms. Fernandez-McGovern is President of RCM Financial Consulting, offering strategic advisory services. She was Interim CFO of Hayden AI, a leading-edge technology company providing vision AI solutions for smart cities, from October 2023 to May 2024, contributing to $115 million in capital raises and securing a $700 million contract with New York’s Metropolitan Transportation Authority. From 2016 to 2023, she served as CFO and EVP of Operations at AgEagle Aerial Systems (NYSE: UAVS), a NYSE-listed manufacturer of advanced commercial drone hardware and technology SAAS solutions for the defense, commercial and public safety sectors overseeing global manufacturing and financial operations. Ms. Fernandez-McGovern served as audit chair and board member of AGO Global, Inc. from 2011 through 2023. Previously, she served as CEO and CFO of Trunity Holdings, Inc. from 2012 to 2016. Ms. Fernandez-McGovern holds both a BBA and MBA from the University of Miami, has been a licensed Certified Public Accountant in Florida since 1998, serves on multiple boards, and is fluent in Spanish.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Document Description
10.1	Form of Debt Forgiveness Agreement
99.1	Amended and Restated Articles of Association.
99.2	Press release titled: “NLS Pharmaceutics Secures Key Patent in Japan for Mazindol ER in the Treatment of Heroin Dependence”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 22, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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